Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 41325-0166

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

February 20, 2009

VIA EDGAR
MAIL STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA 20549

Attention: Ms. Jill S. Davis, Branch Chief, Division of Corporation Finance

Dear Sirs/Mesdames:

GREAT BASIN GOLD LTD. (the “Company”)

Form 40-F for Fiscal Year Ended December 31, 2007
Filed April 1, 2008
Response letter filed August 13, 2008
Form 40-F/A for Fiscal Year Ended December 31, 2007
Filed December 1, 2008
Response letter dated December 1, 2008
SEC File No. 001-31729

We write on behalf of the Company in response to Staff’s letter of February 4, 2009 (the “Comment Letter”) signed by Ms. Jill S. Davis, Branch Chief, Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 40-F annual report filing. In response to the Comment Letter, the Company has prepared and filed an Amendment No. 2 to the Form 40-F annual report (the “Form 40-F/A2”). We enclose for your reference a black-lined copy of the Form 40-F/A2 showing changes made to the Form 40-F/A filed December 1, 2008 in response to Staff’s comments.

The Form 40-F/A2 has been amended in order to:

Great Basin Gold Ltd.

  include as exhibits to the Annual Report on Form 40-F/A the certifications required by General Instructions B(6)(a)(1) and B(6)(a)(2) of Form 40-F which were inadvertently not included with the Form 40-F/A filed on December 1, 2008, and include as exhibits to the Annual Report on Form 40-F/A the consents of the independent auditors of the Company.

Further to discussions between Staff and ourselves as legal counsel for the Company, we confirm that the consent letter of Pricewaterhouse Coopers LLP is dated March 31, 2008 which we understand is consistent with guidance issued by Staff for filings of annual reports on Form 40-F.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag

cc:	Mr. James Giugliano, Staff Accountant, Division of Corporation Finance

cc:	Great Basin Gold Ltd.
Attn.: Mr. Lou van Vuuren, Chief Financial Officer